July 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	INVESTools, Inc. Form 10-K for the year ended December 31, 2004 Filed March 31, 2005 Form 10-Q for the quarter ended March 31, 2005 Filed May 10, 2005 File No. 0-31226

Ladies and Gentlemen:

        Reference is made to the comments to the Annual Report on Form 10-K (the "2004 Form 10-K") of INVESTools Inc. (the "Company") for the fiscal year ended December 31, 2004 received from the Staff of the Commission in a letter from Larry Spirgel, dated July 13, 2005 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference. Certain capitalized terms in this letter are used as defined in the 2004 Form 10-K.

  1.
  The MD&A must cover all the periods for which financial statements are presented. In future filings, please provide a discussion of your results of operations that not only compares the current year to the most recent preceding year, but also that year to the previous preceding year. See item 303 of Regulation S-K.

  Response to Comment 1

  We acknowledge the Staff's comment. Our discussion of results of operations will include all required periods in our future filings.

  2.
  Using the guidance in paragraphs 30-31 of SFAS 142, tell us in detail how you determined your reporting unit(s) for purposes of performing your goodwill impairment test.

  Response to Comment 2

As explained in our response to comment #3 below the Company has only one operating segment. In accordance with SFAS 142 paragraph 30, we considered the following guidance and applied it to our specific facts and circumstances in determining what our reporting units or unit was:

  •
  Whether any of our separate legal entities as currently operated by themselves constituted a business for which discrete financial information was available and management of those entities reviewed the related operating results. We concluded based on an analysis of what constitutes a business as defined by EITF 98-3 that such entities did not meet the definition of a business. Furthermore, there is no discrete financial information, which is reviewed by either management or our Chief Operating Decision Maker (CODM) for our separate legal entities. Our CODM only reviews financial information on a consolidated basis. In addition, the Company's only business activity is investor education and the various legal entities operated by the Company directly deliver investor education services.

Accordingly, the Company operates as a single reporting unit. Consequently, our goodwill impairment test was performed on the consolidated entity as a single reporting unit.

  3.
  Using the guidance in paragraph 10 of SFAS 131, tell us how you determine your operating segments and describe for us the reports your Chief Operating Decision Maker reviews when assessing operating segment information. Specifically discuss the measure of profit and loss reviewed by the Chief Operating Decision Maker. If you have aggregated several operating segments into one reportable segment, tell us how determined that you met criteria for aggregation in paragraph 17 of SFAS 131, including the requirements that the segments have similar economic conditions.

  Response to Comment 3

  As indicated above, the Company engages in a single business activity, investor education services, from which it earns revenues and incurs expenses. The Company has identified its Chief Executive Officer (CEO) as its CODM as defined by SFAS 131. Additionally, the CODM, makes all operating decisions based on consolidated financial information. Consolidated financial information is the only level of financial information provided to our CODM.

  The CODM uses the Company's overall financial results of operations to evaluate the Company's performance and to allocate resources as necessary. For example, the Company's bonus program is allocated based on a specific individual's performance and overall Company performance only. As such, the Company's current practice of reporting the results of operations in one operating segment complies with paragraph 10 of SFAS 131, as it reflects how the Company is managed.

  In assessing the Company's performance as part of the Company's quarterly close procedures the CODM analyzes the Company's detailed results of operations as follows:

    •
    By the Consolidated Statements of Operations: The CODM reviews the Company's overall performance by the results of operations as expressed in the external statements of operations;

    •
    By headcount: The CODM reviews the Company's headcount by consolidated Cost of Sales, Selling and General and Administrative Expense;

    •
    By the Consolidated Statements of Cash Flows: The CODM reviews the Company's overall performance by the results of operating cash flows as expressed in the external statements of cash flows.

The Company does not aggregate any operating segments into a reportable segment.

  4.
  In future filings, please also provide the general and enterprise-wide disclosures required under paragraphs 26 and 36-39 of SFAS 131, respectively.

  Response to Comment 4

  In accordance with paragraph 37 of SFAS 131, we shall not make any disclosures about products and services. As indicated above the Company operates in one segment offering investor education to its customers. All of the investor education offerings are homogeneous, therefore, we believe that revenue amounts disclosed as part of the Company's external statements of operations represent adequate disclosure.

  In accordance with paragraph 38 of SFAS 131 subsection (a), we shall disclose in future filings a breakout between our U.S. and foreign revenues.

  In accordance with paragraph 38 of SFAS 131 subsection (b), we shall disclose in future filings that all of the Company's long-lived assets are domiciled in the U.S.

  In accordance with paragraph 39 of SFAS 131, we will not make any disclosures since the Company's customer base consists of thousands of small individual transactions with thousands of students/customers. Therefore, no one customer exceeds the 10 percent threshold required for disclosure.

* * * *

The Company hereby acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosures in its filings, including the Form 10-K;

  •
  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, including the Form 10-K; and

  •
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 801-816-6918 if you have any questions about the contents of this letter.

Sincerely yours,
By:	/s/ IDA K. KANE Ida K. Kane Senior Vice President and Chief Financial Officer